July 5, 2011
VIA EDGAR CORRESPONDENCE
Amanda Ravitz
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Re:	SMART Modular Technologies (WWH), Inc.
Amendment No 1. to Schedule 13E-3 filed June 27, 2011
File No. 005-81651
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed June 27, 2011
File No. 000-51771
Dear Ms. Ravitz:
          In connection with the response of SMART Modular Technologies (WWH), Inc.; Saleen Holdings, Inc., Saleen Acquisition, Inc.; Silver Lake Partners III, L.P.; Silver Lake Technology Associates III, L.P.; SLTA III (GP), L.L.C.; Silver Lake Group, L.L.C.; Silver Lake Sumeru Fund, L.P.; Silver Lake Technology Associates Sumeru, L.P.; SLTA Sumeru (GP), L.L.C.; Silver Lake Partners III Cayman (AIV III), L.P.; Silver Lake Technology Associates III Cayman, L.P.; Silver Lake (Offshore) AIV GP III, Ltd.; Silver Lake Sumeru Fund Cayman, L.P.; Silver Lake Technology Associates Sumeru Cayman, L.P.; SLTA Sumeru (GP) Cayman, L.P.; Silver Lake Sumeru (Offshore) AIV GP, Ltd.; Iain MacKenzie and Ajay Shah (the foregoing collectively, the “Filing Persons”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 5, 2011, each of the Filing Persons acknowledges that:
•	it or he is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it or he may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions, please do not hesitate to call Bruce Goldberg at (510) 624-8159.

Amanda Ravitz	- 2 -	July 5, 2011

SMART MODULAR TECHNOLOGIES (WWH), INC.
By:	/s/ Iain MacKenzie
	Name:	Iain MacKenzie
	Title:	Director, President and CEO

SALEEN HOLDINGS, INC.
By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Treasurer / Secretary

SALEEN ACQUISITION, INC.
By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Treasurer / Secretary

SILVER LAKE PARTNERS III, L.P.
By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SILVER LAKE TECHNOLOGY ASSOCIATES III, L.P.
By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SLTA III (GP), L.L.C.
By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

Amanda Ravitz	- 3 -	July 5, 2011

SILVER LAKE GROUP, L.L.C.
By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SILVER LAKE SUMERU FUND, L.P.
By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU, L.P.
By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SLTA SUMERU (GP), L.L.C.
By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SILVER LAKE PARTNERS III CAYMAN (AIV III), L.P.
By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Director

SILVER LAKE TECHNOLOGY ASSOCIATES III CAYMAN, L.P.
By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Director

Amanda Ravitz	- 4 -	July 5, 2011

SILVER LAKE (OFFSHORE) AIV GP III, LTD.
By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Director

SILVER LAKE SUMERU FUND CAYMAN, L.P.
By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Director

SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU CAYMAN, L.P.
By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Director

SLTA SUMERU (GP) CAYMAN, L.P.
By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Director

SILVER LAKE SUMERU (OFFSHORE) AIV GP, LTD.
By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Director

/s/ IAIN MACKENZIE
IAIN MACKENZIE

/s/ AJAY SHAH
AJAY SHAH